Exhibit 99.2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	September 30, 2017	December 31, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$74,828	$93,836
Trade receivables, net of allowance for doubtful accounts of $10,492 and $8,647, as of September 30, 2017 and December 31, 2016, respectively	580,014	503,751
Trade receivables from related parties	3,781	11,509
Due from related companies	12,752	9,548
Inventories	236,267	187,766
Prepayments and other current assets, net of allowances for doubtful accounts of $2,175 and $2,160 as of September 30, 2017 and December 31, 2016, respectively	88,530	95,885
Deferred tax asset	1,164	3,769
Restricted cash	6,154	3,188
Total current assets	1,003,490	909,252

FIXED ASSETS:
Advances for other fixed assets under construction	6,973	2,985
Vessels, cost	456,738	457,401
Vessels, accumulated depreciation	(118,394)	(107,426)
Vessels' net book value	338,344	349,975
Other fixed assets, net	232,204	238,480
Total fixed assets	577,521	591,440

OTHER NON-CURRENT ASSETS:
Deferred charges, net	16,679	19,748
Intangible assets	7,202	7,708
Goodwill	66,175	66,031
Derivative asset	5,304	6,041
Other non-current assets	1,395	713
Total non-current assets	96,755	100,241

Total assets	1,677,766	1,600,933

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	408,349	261,359
Short-term borrowings from related companies	-	20,000
Current portion of long-term debt	44,302	33,495
Trade payables to third parties	133,572	131,576
Other payables to related companies	1,431	1,344
Deferred tax liability	715	-
Derivative liability	7,419	12,503
Accrued and other current liabilities	47,532	37,435
Total current liabilities	643,320	497,712

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	423,473	502,777
Deferred tax liability	7,541	6,626
Derivative liability	718	987
Other non-current liabilities	3,582	3,240
Total non-current liabilities	435,314	513,630

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at September 30, 2017 and December 31, 2016; 42,612,061 and 41,375,461 shares issued and 40,640,422 and 39,403,822 shares outstanding at September 30, 2017 and December 31, 2016, respectively	426	414
Treasury stock $0.01 par value; 1,971,639 shares, repurchased at September 30, 2017 and December 31, 2016	(29,327)	(29,327)
Additional paid-in capital	430,813	418,215
Retained earnings	197,119	200,231
Total AMPNI stockholders' equity	599,031	589,533
Non-controlling interest	101	58
		58
Total equity	599,132	589,591
Total liabilities and equity	$1,677,766	$1,600,933

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine Months Ended September 30,
	2017	2016
Revenues
Revenues – third parties	$4,294,323	$2,864,165
Revenues – related companies	14,719	15,879
Total Revenues	4,309,042	2,880,044

Cost of Revenues
Cost of revenues– third parties	4,010,664	2,568,063
Cost of revenues – related companies	67,914	49,294
Total Cost of Revenues	4,078,578	2,617,357

Gross Profit	230,464	262,687

OPERATING EXPENSES:
Selling and distribution	157,674	148,921
General and administrative	35,519	36,850
Amortization of intangible assets	506	900
(Gain) / Loss on sale of vessels	(94)	6,312
Total operating expenses	193,605	192,983

Operating income	36,859	69,704

OTHER INCOME / (EXPENSE):
Interest and finance costs	(39,940)	(30,302)
Interest income	349	145
Foreign exchange gains / (losses), net	1,179	(1,804)
Total other expense, net	(38,412)	(31,961)

(Loss) / Income before income taxes	(1,553)	37,743

Income tax benefit / (expense)	898	(1,811)

Net (loss) / income	(655)	35,932
Net income attributable to non-controlling interest	43	86
Net (loss) / income attributable to AMPNI shareholders	$(698)	$35,846

Basic net (loss) / earnings per common share	$(0.02)	$0,73
Diluted net (loss) / earnings per common share	$(0.02)	$0,73

Weighted average number of shares, basic	38,086,529	47,372,496
Weighted average number of shares, diluted	38,086,529	47,372,496

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(UNAUDITED)
(Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2017	2016
Cash flows from operating activities:
Net (loss) / income	$(655)	$35,932
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	17,758	18,944
Provision of doubtful accounts	1,860	1,191
Share-based compensation	8,711	10,239
Amortization	15,006	13,686
Net deferred tax benefit	4,235	(671)
Unrealized (gain) / loss on derivatives	(4,616)	33,452
(Gain) / Loss on sale of vessels	(94)	6,312
Unrealized foreign exchange loss	(68)	131
Decrease / (Increase) in:
Trade receivables	(68,358)	(107,136)
Due from related companies	(3,204)	(4,037)
Inventories	(48,501)	(66,185)
Prepayments and other current assets	9,718	23,981
Increase/ (Decrease) in:
Trade payables	(2,042)	27,095
Other payables to related companies	95	119
Accrued and other current liabilities	10,690	(4,609)
(Increase) / Decrease in other non-current assets	(682)	291
Increase in other non-current liabilities	342	681
Payments for dry-docking	(3,350)	(4,214)
Net cash used in operating activities	(63,155)	(14,798)

Cash flows from investing activities:
Vessel acquisitions	-	(8,667)
Advances for other fixed assets under construction	(3,988)	-
Acquisition of subsidiary, net of cash acquired	1,080	-
Net proceeds from sale of vessels	275	8,105
Net proceeds from sale of vessels to a related party	-	200
Purchase of other fixed assets	(488)	(165)
Decrease in restricted cash	29	726
Net cash (used in) / provided by investing activities	(3,092)	199

Cash flows from financing activities:
Proceeds from long-term debt	22,500	13,000
Repayment of long-term debt	(19,224)	(25,925)
Net change in short-term borrowings	71,990	54,114
Net change in short-term borrowings from related companies	(20,000)	-
Increase in restricted cash	(2,995)	(3,080)
Financing costs paid	(1.558)	(2,841)
Dividends paid	(2,414)	(3,016)
Net cash provided by / (used in) financing activities	48,299	(67,328)

Effect of exchange rate changes on cash and cash equivalents	(1,060)	586

Net decrease in cash and cash equivalents	(19,008)	(81,341)
Cash and cash equivalents at beginning of period	93,836	139,314
Cash and cash equivalents at end of period	$74,828	$57,973